EXHIBIT 99.1

Valour Launches Eight New ETPs on Spotlight Stock Market, Including Bitcoin Cash (BCH), Unus Sed Leo (LEO), OKB (OKB), Polygon (POL), Algorand (ALGO), Filecoin (FIL), Arbitrum (ARB), and Stacks (STX)

•	Valour Launches Eight New ETPs on Spotlight Stock Market: Valour has introduced SEK-denominated ETPs for Bitcoin Cash (BCH), Unus Sed Leo (LEO), OKB, Polygon (POL), Algorand (ALGO), Filecoin (FIL), Arbitrum (ARB), and Stacks (STX), expanding its Nordic product suite.
•	Broader Exposure to Top Digital Assets: These new ETP listings provide regulated, exchange-traded access to leading blockchain protocols, infrastructure projects, and exchange tokens, meeting growing investor demand for diversified digital asset exposure. The new listings further strengthen Valour's position as one of the most comprehensive digital asset ETP issuer in the world.
•	Accelerating Progress Toward 100 ETPs: With over 75 ETPs now listed across major European exchanges, Valour continues to expand its leadership position and remains on track to achieve 100 listed products by the end of 2025.

TORONTO, July 2, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased  to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs"), has launched eight new SEK-denominated ETPs on Sweden's Spotlight Stock Market:

•	Valour Bitcoin Cash (BCH) SEK ETP - ISIN: CH1108679999
•	Valour Unus Sed Leo (LEO) SEK ETP - ISIN: CH1108680005
•	Valour OKB (OKB) SEK ETP - ISIN: CH1108680013
•	Valour Polygon (POL) SEK ETP - ISIN: CH1108680021
•	Valour Algorand (ALGO) SEK ETP - ISIN: CH1108680039
•	Valour Filecoin (FIL) SEK ETP - ISIN: CH1108680047
•	Valour Arbitrum (ARB) SEK ETP - ISIN: CH1108680054
•	Valour Stacks (STX) SEK ETP - ISIN: CH1108680062

These new listings expand Valour's ETP suite to over 75 ETPs, reinforcing its position as one of the most comprehensive digital asset ETP issuer in the world.

About the Newly Listed ETPs

Valour Bitcoin Cash (BCH) ETP
 Bitcoin Cash is a peer-to-peer digital currency designed for fast, low-cost transactions and increased scalability compared to Bitcoin.

Valour Unus Sed Leo (LEO) ETP
LEO is the utility token of Bitfinex, providing benefits across Bitfinex and associated platforms, and has emerged as a top exchange token by market capitalization.

Valour OKB (OKB) ETP
OKB is the native token of OKX, one of the world's largest cryptocurrency exchanges, enabling trading discounts, governance participation, and ecosystem incentives.

Valour Polygon (POL) ETP
Polygon is a leading layer-2 scaling solution for Ethereum, enhancing transaction speeds and reducing costs for decentralized applications.

Valour Algorand (ALGO) ETP
Algorand is a scalable, eco-efficient layer-1 blockchain designed for enterprise-grade applications, including tokenization and central bank digital currencies (CBDCs).

Valour Filecoin (FIL) ETP
Filecoin is a decentralized storage network enabling users to rent and provide data storage, contributing to Web3 infrastructure.

Valour Arbitrum (ARB) ETP
Arbitrum is a layer-2 rollup for Ethereum, designed to increase scalability and lower transaction fees while maintaining security through Ethereum's consensus.

Valour Stacks (STX) ETP
Stacks extends Bitcoin's functionality by enabling smart contracts and decentralized applications secured by the Bitcoin network.

Each product offers regulated, exchange-traded access to its underlying asset, with a 1.9% management fee, and is available through standard brokerage platforms.

Executive Commentary

Johanna Belitz, Head of Nordics at Valour, commented:
"The Nordic market continues to demonstrate strong demand for easy, transparent, and regulated exposure to both established and emerging digital assets. These latest listings provide investors with new ways to diversify their portfolios across blockchains, infrastructure tokens, and exchange ecosystems."

"With this latest launch, we're not only broadening access to leading Layer-1s, Layer-2s, and exchange tokens, but we're also strategically curating a product mix that reflects the evolving architecture of Web3," said Elaine Buehler, Head of Product at Valour. "From foundational infrastructure like Filecoin and Algorand to high-utility ecosystem tokens such as OKB and LEO, these ETPs are designed to give investors simple, compliant exposure to the building blocks of the next-generation internet. We're excited to keep innovating toward our goal of 100 listed products by the end of the year."

Driving Toward 100 ETPs by Year-End

With these new additions, Valour has surpassed 75 ETPs, delivering the broadest lineup of digital asset ETPs across major European exchanges, including Spotlight Stock Market (Sweden), Börse Frankfurt (Germany), and Euronext (Paris and Amsterdam). Valour remains on track to achieve its goal of 100 listed ETPs by the end of 2025, cementing its leadership in regulated digital asset investment solutions.

Nadine Kenzelmann, Managing Director at Valour, states, "This milestone reinforces our position as the most agile and comprehensive issuer in the market, showcasing our ability to deliver a full spectrum of digital asset products with speed, precision, and scale."

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Valour Bitcoin Cash (BCH) ETP, Valour Unus Sed Leo (LEO) ETP, Valour OKB (OKB) ETP, Valour Polygon (POL) ETP, Valour Algorand (ALGO) ETP, Valour Filecoin (FIL) ETP, Valour Arbitrum (ARB) ETP, and Valour Stacks (STX) ETP ; the development of the Leo blockchain, OKB blockchain, Polygon blockchain, Algorand blockchain, Filecoin protocol, Arbitrum blockchain and Stack protocol; development of additional ETPs and the number of ETPs anticipated by end of 2025; investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 02-JUL-25